
PRWC
CLAIMS
BRITISH COLUMBIA
CANADA
YUKON TERRITORY
NWT
ALASKA
USA
ALBERTA
UNITED STATES OF AMERICA
PACIFIC OCEAN
N
Atlin
Dease Lake
Fort Nelson
Stewart
Hudson's Hope
Fort St John
Dawson Creek
New Hazelton
Prince Rupert
Terrace
Smithers
Mackenzie
Chetwynd
Tumbler Ridge
Masset
Queen Charlotte City
Sandspit
Kitimat
Houston
Burns Lake
Fraser Lake
Vanderhoof
Fort St James
Prince George
McBride
Quesnel
Wells
Valemount
Bella Bella
Bella Coola
Williams Lake
100 Mile House
Port Hardy
Port McNeill
Port Alice
Lillooet
Ashcroft
Revelstoke
Golden
Campbell River
Powell River
Kamloops
Salmon Arm
Invermere
Courtenay
Whistler
Merritt
Vernon
Nakusp
Elkford
Port Alberni
Sechelt
Squamish
Kelowna
Kimberley
Tofino
Ucluelet
Vancouver
Hope
Penticton
Nelson
Cranbrook
Parksville
Nanaimo
Ladysmith
Castlegar
Osoyoos
Trail
Creston
Sidney
Abbotsford
Saanich
Victoria
Queen Charlotte Islands
Vancouver Island
Dixon Entrance
Hecate Str
Queen Charlotte Sound
Juan de Fuca Str
Str. of Georgia
Coast Mountains
Chaîne Côtière
Rocky Mountains
Stikine R
Liard R
Williston L
Fraser R
Kinbasket L
Okanagan L
LEGEND
Provincial capital
Other populated places
Trans-Canada Highway
Major road
Ferry route
International boundary
Provincial boundary
Scale
100 0 100 200 300
km
Base Map Source © 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

PRWC MINERAL CLAIM

URANIUM PROSPECT

LOCATION

BRITISH COLUMBIA CANADA

AMP Sep 2005



Reid Lake
Miworth
Foreman
Island Cache
Prince George
South Fort George
Charella Garden
Bonnet Hill
College Heights
Vanway
Highway 16
Pineview
Beaverley
PRWC
Buckhorn
Red Rock
Stoner
Baldy Hughes
Woodpecker
Hixon
Dunkley

PRWC Mineral Claim


Legend
PRWC
522248
522251
522249
522250
93G 085
93G 075
BCB 96007
AIRSTRIP
PIT
N
1km


MiPlCvb
OlPicg
UTrTca
MiPlCvb
UTrTca
PnTrCmd
muTrTlm
MiPlCvb
GEOLOGY LEGEND
Oligocene-Pliocene
Ol Picg Unnamed
Conglomerate, coarse clastic sedimentary rock
Miocene to Pleistocene
MiPlCvb Chilcotin Group
Basaltic volcanic flows
Middle to Upper Triassic
UTrTca Takla Group
Calcalkaline volcanic rocks
muTrTlm Takla Group
Limestone, marble, calcareous sedimentary rock
Pennsylvanian to Triassic
PnTrCmd Cache Creek Complex
Mudstone, laminate fine clastic sedimentary rocks
Roads
Streams
PRWC Mineral Claim
N
2 km
PRWC MINERAL CLAIM
REGIONAL GEOLOGY


HIGHWAY 16
UTrTca
MiPlCvb
0.35
PRWC
UTrTca
UTrTca
0.1
0.1
MiPlCvb
UTrTca
N

0.35 U in Stream Water in ppb

Geology Legend see figure 4

LOCAL GEOLOGY